EXHIBIT 99.1
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[LOGO - CANADIAN NATURAL RESOURCES LIMITED]


                                                                PRESS
                                                                RELEASE

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                       CANADIAN NATURAL RESOURCES LIMITED
                  ANNOUNCES CHANGE IN NYSE STOCK TICKER SYMBOL
           CALGARY, ALBERTA - JANUARY 29, 2003 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or "the Company") - (NYSE: CED; TSX: CNQ) today announced the Company's stock ticker symbol on the New York Stock Exchange ("NYSE") will change to "CNQ", effective at the start of trading February 3, 2003 on the NYSE. This change will have no effect on the publicly traded company and no impact on securities issued under its name.

"CNQ is the ticker symbol that Canadian Natural has always been associated with on the Toronto Stock Exchange and is the ticker symbol in which the Company is readily identified by. At the time of Canadian Natural's initial listing on the New York Stock Exchange, the "CNQ" ticker symbol was not available, and now that it is, it makes sense to use it", said Allan P. Markin, Chairman of the Board.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore West Africa.


For further information, please contact:


CANADIAN NATURAL RESOURCES LIMITED                               ALLAN P. MARKIN
2500, 855 - 2nd Street S.W.                                             Chairman
Calgary, Alberta
T2P 4J8                                                         JOHN G. LANGILLE
                                                                       President
TELEPHONE:      (403) 514-7777
FACSIMILE:      (403) 517-7370                                     STEVE W. LAUT
EMAIL:          investor.relations@cnrl.com             Executive Vice-President
WEBSITE:        www.cnrl.com                                          Operations

TRADING SYMBOLS                                                  COREY B. BIEBER
Toronto Stock Exchange - CNQ                                            Director
New York Stock Exchange - CED                                 Investor Relations



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Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws. Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.
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